Filed by JDA Software Group, Inc. (Commission File No. 0-27876)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: QRS Corporation
(Commission File No. 0-21958)

JDA Software Group, Inc.	JDA Investor Relations Contacts:
NEWS RELEASE	Lawrence Delaney, Jr., The Berlin Group
Tel: 714-734-5000; larry@berlingroup.com
Kristen L. Magnuson, Executive Vice
President & Chief Financial Officer, JDA
Software Group, Inc.
Tel: 480-308-3000

JDA Software Announces Preliminary Second Quarter Results

     Scottsdale, Ariz. – July 6, 2004 – JDA® Software Group, Inc. (Nasdaq: JDAS) today announced preliminary financial results for the quarter ended June 30, 2004. Based on unaudited results, JDA anticipates total revenues of approximately $54 million and software revenues of approximately $14 million for the second quarter of 2004, compared to total revenues of $53.0 million and software revenues of $15.5 million, in second quarter 2003. The company expects to report GAAP net income per share of approximately $0.01 to $0.02 for the second quarter 2004, compared to GAAP net income of $0.05 per share for the second quarter 2003. The GAAP net income in second quarter 2004 includes a $750,000 non-recurring tax benefit from the settlement of certain tax audits and $2.1 million in amortization of intangibles and acquired software technology. Excluding these items, the adjusted earnings per share is expected to be approximately $0.03 to $0.04 per share for second quarter 2004 which is at the lower end of street expectations. These anticipated results are preliminary and based on partial information and management assumptions. The Company plans to announce its final results for the quarter on July 19, 2004.

     The company stated that it did not close certain targeted deals in its Americas region and experienced continued weakness in its international operations resulting in weaker than expected software license results. Regional performance in software license revenues was mixed, and there were no large deals (i.e., software licenses greater than $1 million) closed during the quarter. Preliminary regional software license revenues in the quarter ending June

30, 2004 were as follows: the Americas region reported $9.9 million compared to $11.1 million last year, the EMEA region reported $2.9 million compared to $4.0 million last year and the Asia Pacific region reported $1.3 million compared to $460,000 last year.

     The company stated that its Portfolio Workforce Management product line, which was acquired from Timera in January 2004, contributed approximately $1.0 million in software license revenue in the second quarter 2004.

     “While the enterprise software market currently remains challenging, we are excited about our future prospects and the pending combination with QRS. As a combined company with over $340 million in total revenues, approximately 50% in recurring revenues and over 14,000 customers, the impact of any future slipped deals will be mitigated,” said JDA CEO Hamish Brewer.

CONFERENCE CALL INFORMATION

     JDA will host a conference call at 4:45 EST today to discuss the preliminary software license results results. To participate in the call, dial 1-800-921-9431 (United States) or 1-973-935-8505 (International) and ask the operator for the “JDA Software Group, Inc. Conference Call.” A replay of the conference call will begin July 7, 2004 at 9:00 pm EST and will end on July 21, 2004 at 12:00 am EST. Callers can hear the replay by dialing 1-877-519-4471 (United States) or 1-973-341-3080 (International) using access code 4943395.

     JDA plans to report its actual financial results for the second quarter 2004, on July 19, 2004 at 4:00 p.m. EST and hold its regularly scheduled conference call at approximately 4:45 pm EST. To participate in the call, dial 1-800-921-9431 (United States) or 1-973-935-8505 (International) and ask the operator for the “JDA Second Quarter 2004 Earnings.” A replay of the conference call will begin July 21, 2004 at 9:00 pm EST and will end on August 2, 2004 at 12:00 am EST. Callers can hear the replay by dialing 1-877-519-4471 (United States) or 1-973-341-3080 (International) using access code 4943114.

ABOUT JDA SOFTWARE

     With approximately 4,500 retail, manufacturing and wholesale clients in 60 countries, JDA Software Group, Inc. (Nasdaq: JDAS) is a global leader in delivering integrated software and professional services for the retail demand chain. By capitalizing on its market position and financial strength, JDA commits significant resources to advancing JDA Portfolio, the industry's leading suite of best in class products that manage and optimize demand chain processes from finished goods to customer checkout. Portfolio solutions are proven to help retailers and their suppliers improve top- and bottom-line results, operational and supply chain efficiencies and customer relations.

Founded in 1985, JDA is headquartered in Scottsdale, Arizona and employs more than 1,300 associates operating from 33 offices in major cities throughout North America, South America, Europe, Asia and Australia. For more details, visit www.jda.com, call 480.308.3555 or email info@jda.com.

“JDA” and “JDA Portfolio” are trademarks or registered trademarks of JDA Software Group. Any trade, product or service name referenced in this document using the name “JDA” is a trademark and/or property of JDA Software Group. All other trade, product, or service names referenced in this release may be trademarks or registered trademarks of their respective holders.’

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation: (i) our disclosure of anticipated operating results for the second quarter of 2004, including total revenues, software revenues, and both GAAP and adjusted net income per share; and (ii) any implication that we eventually will close the customer deals that we believe slipped from the second quarter 2004 to a subsequent quarter. The occurrence of future events may involve a number of risks and uncertainties, including, but not limited to: (a) our preliminary second quarter 2004 operating results may change once we complete our quarterly accounting; (b) we may not be able to close deals that slipped from second quarter 2004, particularly large, complex deals of $1 million or greater; and (c) other risks detailed from time to time in the “Risk Factors” section of our filings with the Securities and Exchange Commission. Additional information relating to the uncertainty affecting our business, as well as certain risks associated with the pending merger between JDA and QRS Corporation are contained in our filings with the SEC. As a result of these and other risks, actual results may differ materially from those predicted. JDA is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

Caution Required by Certain SEC Rules

In connection with the proposed merger of JDA and QRS Corporation, JDA will file a registration statement on Form S-4, which will include a prospectus of JDA and a joint proxy statement for each of JDA’s and QRS’ special stockholder meetings, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, prospectus and joint proxy statement when they become available because they will contain important information about the proposed merger. Investors and security holders may obtain a free copy of the registration statement, prospectus and joint proxy statement (when available) and other documents filed by JDA with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at http://www.sec.gov. Free copies of the registration statement, prospectus and joint proxy statement (when available) and other documents filed by JDA with the Securities and Exchange Commission may also be obtained from JDA by directing a request to JDA, Attention: Michael Bridge, legal counsel, 480-308-3000.

JDA and its directors and its executive officers may be deemed, under SEC rules, to be soliciting proxies from JDA’s and QRS’ stockholders in favor of the proposed merger.

Information regarding the identity of these persons, and their interests in the solicitation, is set forth in a Schedule 14A filed with the SEC, and available free of charge at the SEC website and public reference rooms, and from the JDA corporate secretary.